NEWS RELEASE

INTEROIL ANNOUNCES INITIAL LOGGING RESULTS
FROM ANTELOPE-2 WELL

November 13, 2009 -- Houston, Texas and Cairns, Australia - InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that it has successfully logged 1,224 feet (373 meters) of the reservoir in the Antelope Reef structure.  The drilling and logs to date demonstrate very good reservoir quality in the Antelope-2 well which is located 2.3 miles south of the Antelope- 1 well.  Preliminary results from the drilling and logging of the Antelope-2 well:

•
Wireline logs and third party evaluation have demonstrated a gas and gas liquids column over the entire logged vertical interval of 1,224 feet (373 meters), from 6,004 feet (1,830 meters) to 7,228 feet (2,203 meters);

•	Confirmation of the reefal structure with dolomite and limestone over the total reservoir section;
•	The cumulative net or productive reservoir exceeds 1,178 feet (359 meters) giving a net to gross ratio of over 96%;
•	Porosity averaging over 14.0% across the entire logged interval, with some sections exceeding 20%;
•	The average porosity and net to gross are better than the equivalent results derived from the Antelope-1 well.

The logged interval defined above is only the upper section of the reservoir.  The drilling has stopped here, above the zone in which oil was sampled in the Antelope-1 well, to obtain these intermediate logs and to flow test the gas portion of the reservoir before running casing.  Casing off the upper gas interval will allow us to better evaluate the lower section of the reservoir where we will be testing for a potentially higher condensate-to-gas ratio at the base of the gas column.  Due to the washouts observed on the logs throughout the wellbore, InterOil has determined that the packer required for a drill stem test is not likely to seal and would not provide definitive results on the condensate ratio.  The forward program for the well is to perform a production test, run a 7 inch liner and tie back, then drill out to test and core the lower gas interval and potential oil leg section of the reservoir.  The well will be drilled to approximately 8,285 feet (2,525) meters which is 1,056 feet (322 meters) deeper than the depth logged to date.

InterOil News Release

“These results continue to surpass our expectations as the logs of the Antelope-2 well are as good, or better than what we observed in our Antelope-1 well.  These results combined with the reservoir coming in high, a larger dolomite section deeper in the reservoir and an increase in average porosity are encouraging.” said Mr. Phil Mulacek, Chief Executive Officer.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Cautionary Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning drilling of the Antelope-2 well in the Elk/Antelope field and the characteristics of the Antelope reef structure. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that oil, gas or condensate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.  There is no guarantee that an oil leg will be established of a size and grade as to be commercially exploitable.  In addition, there is no guarantee that the Antelope-2 well will be able to be drilled and/or tested in the manner proposed, nor that it will ultimately be successful.

InterOil News Release

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release